Exhibit 99.65

Collective Mining Exploration Update: Trap Drilling Underway and Short Hole Drill Program at Apollo Delivers High-Grade Intercepts

o	Drilling is now underway at the Guayabales Project’s Trap porphyry target (“Trap”) with the objective of following up on the 2022 discovery hole TRC-1, which intersected 102.20 metres of gold-silver-copper mineralization averaging @ 1.53 g/t gold equivalent.

o	Trap is located approximately three kilometres to the northeast of the Company’s flagship Apollo porphyry system (“Apollo”) and is significantly larger than Apollo in dimensions measuring approximately 2 kilometres by 2 kilometres in area.

o	The mineralization styles and geochemical signatures encountered at Trap are very similar to those observed at the Apollo system, namely porphyry vein and alteration systems being overprinted by subsequent carbonate base metal (“CBM”) sheeted vein systems.

o	High-grade assay results have been received from a short hole drill program at Apollo. The aim of the program was designed to provide important data for block modelling by infilling the shallowest portion of the dip of the system as it moves under cover, with results including:

o	130.45 metres @ 2.17 g/t gold equivalent from 119.90 metres downhole in APC-80.

o	98.75 metres @ 2.71 g/t gold equivalent from 132.35 metres downhole in APC-82.

o	Drilling in the southern part of Apollo into the porphyry halo located outside of the high-grade brecciated porphyry system has cut shallow, lower grade mineralization while extending the maximum known dimensions of the brecciated porphyry to 560 metres (previously 520 metres). The system remains open to the west, north and at depth. Assay results include:

o	109.15 metres @ 0.46 g/t gold equivalent from 7 metres downhole in APC-75.

o	Drilling continues at the Guayabales project with four rigs currently in operation and a backlog of assay results expected in short order. Assay results outstanding include a series of directional drill holes at Apollo as well as initial results from the ME target area.

Ari Sussman, Executive Chairman commented: “Trap is an extremely exciting target, one which we did not appreciate appropriately when the discovery hole was drilled in mid-2022 as our geological knowledge of the Guayabales project was only in its infancy. After careful review, it is now clear that the 2022 Trap discovery hole is hosted in a long and continuous zone of quartz diorite porphyry with overprinting styles of mineralization similar to those observed at Apollo. Trap possesses all the characteristics of a potentially large porphyry system, and we look forward to seeing what transpires from our drilling program now underway.”

Toronto, Ontario, November 22, 2023 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce that is has commenced drilling at the Trap target (“Trap”) and assay results for seven holes drilled in the Apollo porphyry system (“Apollo). Apollo and Trap are both targets within the Company’s flagship Guayabales project located in Caldas, Colombia. Presently, there are four diamond drill rigs operating at the Guayabales project as part of the Company’s planned 42,000 metre drilling program for 2023.

Details (See Table 1-4 and Figures 1-2)

This press release outlines details of the Trap target and results from seven holes drilled within and peripheral to the Apollo system.

Trap Target

The Company announces that drilling is now underway at the Trap target in the northern portion of the Guayabales project. Trap is located approximately three kilometres to the northeast of the Apollo Porphyry system in the largest porphyry intrusion centre outlined to date at the Guayabales project.

On September 27, 2022, grass roots reconnaissance drilling at Trap resulted in a porphyry discovery with drill hole TRC-1 assaying 102.20 metres @ 1.53 g/t gold equivalent (Table 1) including:

●	16.10 metres @ 2.63 g/t gold equivalent from 250.20 metres downhole related to a copper- gold-silver porphyry style mineralization (Table 2).

●	14.70 metres @ 2.00 g/t gold equivalent from 289.00 metres downhole related to gold-silver rich CBM style mineralization (Table 3).

Mineralization styles and metal geochemistry at Trap is very similar to the Apollo porphyry system in terms of gold, silver, and copper (see Tables 2 and Table 3). Hole TRC-1 intersected porphyry style mineralization (see Table 2, downhole depths from 250.2 metres to 266.30 metres) with secondary biotite, hydrothermal magnetite (up to 0.5%) in veinlets, albite, chlorite, chalcopyrite (up to 1.0 % and replacing the magnetite) and pyrite (up to 1.3%). Below this at 289.00 metres downhole, the hole entered into a polymetallic, CBM mineralization phase enveloped by strong sericite alteration. The sheeted carbonate veins host gold, silver, lead and zinc with sulphides including sphalerite (up to 0.5%), galena (up to 0.2%), pyrite (up to 2.0%), copper oxides, quartz, and carbonates.

Table 1: Assay Results for TRC-1 (announced September 27, 2022)

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	AuEq (g/t*)
TRC-1	233.80	336.00	102.20	1.26	12	0.09	0.003	1.53
Incl	259.10	269.00	9.90	3.00	25	0.25	0.007	3.65
and incl	294.50	303.70	9.20	1.82	31	0.07	0.003	2.27

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.95) + (Ag (g/t9 x 0.014 x 0.95) + (Cu (%) x 1.96 x 0.95) utilizing metal prices of Cu – US$4.00/lb, Ag – $20/oz and Au – US$1,400/oz and recovery rates of 95% for Au, Ag and Cu. Recovery rate assumptions are speculative as no metallurgical work has been completed to date. True widths are unknown, and grades are uncut. (See press release dated September 27, 2022)

Table 2: Individual Assay Results from Within Trap Hole TRC-1 Highlighting Porphyry Style Mineralization (Low Values of Zinc and Lead mineralization)

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
TRC-1	250.20	250.80	0.60	0.61	37	0.15	0.01	0.03
	250.80	251.40	0.60	1.95	37	0.34	0.01	-
	251.40	252.10	0.70	1.64	50	0.30	0.01	-
	252.10	252.80	0.70	1.46	33	0.30	0.01	-
	252.80	253.50	0.70	1.41	25	0.25	0.01	-
	253.50	254.20	0.70	2.27	21	0.29	0.01	-
	254.20	255.00	0.80	0.18	3	0.04	-	-
	255.00	255.80	0.80	0.28	2	0.04	0.01	-
	255.80	256.60	0.80	0.25	8	0.03	0.02	-
	256.60	257.20	0.60	0.40	12	0.03	0.05	0.01
	257.20	257.80	0.60	0.40	12	0.05	0.08	-
	257.80	258.40	0.60	0.51	11	0.02	0.01	-
	258.40	259.10	0.70	0.84	21	0.05	0.01	-
	259.10	259.80	0.70	1.33	24	0.13	0.01	-
	259.80	260.40	0.60	1.15	13	0.11	0.01	-
	260.40	261.00	0.60	1.60	26	0.13	0.03	0.01
	261.00	261.60	0.60	1.37	14	0.12	0.01	-
	261.60	262.30	0.70	0.99	12	0.10	0.01	-
	262.30	263.00	0.70	11.12	62	0.47	0.01	-
	263.00	263.70	0.70	3.39	21	0.16	0.07	-
	263.70	264.30	0.60	2.21	36	0.19	0.24	0.01
	264.30	265.00	0.70	2.25	24	0.21	0.02	-
	265.00	265.65	0.65	4.06	79	0.38	0.11	-
	265.65	266.30	0.65	7.70	39	0.50	0.02	-

Table 3: Assay Results for Within Trap Hole TRC-1 Highlighting Later Stage CBM Style Vein Overprinting Mineralization (Zinc and Lead Enriched Mineralization)

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
TRC-1	289.00	289.80	0.80	1.14	4	0.22	0.01	-
	289.80	290.40	0.60	1.62	4	0.21	0.04	-
	290.40	291.00	0.60	1.19	19	0.06	0.61	0.01
	291.00	291.70	0.70	1.44	17	0.26	0.08	-
	291.70	292.50	0.80	1.03	20	0.17	0.07	-
	292.50	293.20	0.70	0.90	20	0.05	0.05	0.01
	293.20	293.90	0.70	0.72	8	0.01	0.16	0.07
	293.90	294.50	0.60	1.41	29	0.08	0.84	-
	294.50	295.20	0.70	2.11	37	0.11	1.53	0.01
	295.20	295.80	0.60	3.13	37	0.10	0.22	0.01
	295.80	296.40	0.60	1.36	30	0.03	0.02	0.03
	296.40	297.00	0.60	1.16	21	0.04	0.08	0.10
	297.00	297.60	0.60	0.90	14	0.07	0.03	0.02
	297.60	298.20	0.60	1.29	69	0.16	0.52	0.16
	298.20	299.00	0.80	2.82	21	0.07	0.04	0.03
	299.00	299.70	0.70	0.95	16	0.07	0.06	0.04
	299.70	300.60	0.90	1.36	17	0.04	0.04	0.01
	300.60	301.20	0.60	1.32	5	0.01	0.01	-
	301.20	301.70	0.50	1.48	10	0.01	0.06	0.05
	301.70	302.20	0.50	1.80	49	0.06	0.40	0.26
	302.20	303.00	0.80	3.79	81	0.08	0.54	0.40
	303.00	303.70	0.70	1.34	18	0.11	0.09	0.01

Apollo Drilling

Three holes were drilled from Pad 12 in order to better outline the shallowest portion of the dip of the system for block modelling. High-grade and shallow brecciated porphyry mineralization was intersected in holes APC-80, APC-82 and APC-84 (see Table 4) and was fringed to the north by lower grade and peripheral mineralization. These three holes have added grade and volume at shallow levels to the Apollo system with assay results as follows:

o	130.45 metres @ 2.17 g/t gold equivalent from 119.90 metres downhole in APC-80.

o	98.75 metres @ 2.71 g/t gold equivalent from 132.35 metres downhole in APC-82.

o	53.70 metres @ 0.67 g/t gold equivalent from 120.00 metres downhole in APC-84.

Additionally, from Pad 3, drillhole APC-75, APC-77 and APC-79 (see Table 4) were fanned in southerly directions to test for the potential of the low-grade halo of mineralization surrounding the main brecciated high-grade Apollo system. These holes were drilled so that the Company can begin to assess the potential of the low-grade halo and its potential to positively impact future mining scenarios as well as determining the eastern boundary of the Apollo intrusion. Assay results are as follows:

o	109.15 metres @ 0.46 g/t gold equivalent from 7.00 metres downhole in APC-75.

o	36.10 metres @ 0.36 g/t gold equivalent from 52.40 metres downhole in APC-77.

As a result of drill holes APC-75 and APC-77, the maximum known strike of the Apollo system has been extended by 40 metres and now measures 560 metres in length.

Finally, a seventh hole, APC-76 was drilled to the west from Pad 5 with the objective of intersecting a deep zone of the brecciated porphyry. Unfortunately, the hole was abandoned at a shallow depth before reaching the target zone when it entered a fault zone and encountered mechanical problems.

Table 4: Assay Results for Apollo Drilling

Hole #	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	WO3 (%)	AuEq (g/t*)
APC-75	7.00	116.15	109.15	0.27	6	0.05	0.002	0.01	0.46
Incl	109.75	116.15	6.40	3.42	9	0.04	0.003	-	3.54
and	302.25	337.05	34.80	0.23	21	0.06	0.005	-	0.66
Incl	333.40	335.10	1.70	3.87	351	0.07	0.003	-	9.21
APC-76	Hole abandoned due to technical issues
APC-77	52.40	88.50	36.10	0.08	10	0.07	0.003	-	0.36
APC-79	no significant interval; drilled outside the Apollo intrusion
APC-80	119.90	250.35	130.45	1.30	33	0.19	0.001	0.03	2.17
incl	139.00	155.30	16.30	2.72	23	0.05	0.002	0.01	3.11
and incl	159.05	173.10	14.05	0.87	55	0.16	0.002	0.26	2.76
and incl	213.50	250.35	36.85	2.57	16	0.13	0.001	-	2.95
APC-82	70.00	105.80	35.80	0.46	8	0.01	-	-	0.58
and	132.35	231.10	98.75	1.27	52	0.39	-	0.03	2.71
incl	152.20	175.05	22.85	1.27	22	0.06	-	0.02	1.69
and incl	175.05	204.65	29.60	1.81	82	0.75	0.001	0.09	4.43
and incl	204.65	231.10	26.45	1.42	79	0.54	0.001	0.01	3.42
APC-84	120.00	173.70	53.70	0.51	10	0.02	0.001	-	0.67
Incl	147.50	166.20	18.70	1.05	15	0.02	0.001	-	1.29
and	257.60	269.25	11.65	0.93	5	0.03	0.002	0.01	1.08

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) + (WO3 (%)*6.54 x 0.50) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz Mo - US$25/lb, WO3 - US$31,000/t and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 50% for WO3 and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum, tungsten and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

Exploration Drill Program and Assay Update

Diamond drilling at the Guayabales project now totals 123 drill holes (approximately 48,751 meters) completed and assayed. The 2023 Phase II drilling program is advancing on schedule with assay results reported for 52 holes and an additional ten holes awaiting assay results from the lab.

The Company now has four diamond drill rigs operating within the Guayabales project area with the following objectives for the remainder of 2023:

1.	Expanding the Apollo porphyry system both laterally and vertically. The Company is currently advancing with directional drilling utilizing two rigs aimed at expanding the Apollo system at depth, to the west and north.

2.	Drill test the Trap target in the northern portion on the Guayabales project. Three widely spaced reconnaissance holes were completed at Trap in 2022 with the discovery hole, TRC-1 assaying 102.2 metres @ 1.53 g/t gold equivalent and containing similar mineralization to the Apollo porphyry system. Follow up drilling is now underway and initial assay results are expected in due course.

Figure 1: Plan View of Targets Generated at the Guayabales Project, Highlighting the Trap Target Where Drilling has Now Commenced

Figure 2: Plan View of the Apollo System Highlighting Assay Results For Drill Holes Announced in This Release

Apollo Intrusion
OPEN
Pad 1
OPEN
Pad 5
Intrusion Contact
OPEN
35.80m @ 0.58 g/t AuEq from 70.00m
Pad 12
Pad 2
53.70m @ 0.67 g/t AuEq from 120.00m
11.65m @ 1.08 g/t AuEq from 257.60m
98.75m @ 2.71 g/t AuEq from 132.35m
Pad 4
130.45m @ 2.17 g/t AuEq from 119.90m
OPEN
APC-82
Pad 10
APC-84
Pad 9
Pad 6
APC-80
109.15m @ 0.46 g/t AuEq from 7.00m
Pad 14
36.10m @ 0.36 g/t AuEq from 52.40m
Pad 7
560m strike
Maximum Known Apollo Porphyry System Dimensions (OPEN)
AuEq Assays (g/t)
> 2
1 - 2
0.5 - 1
0.2 - 0.5
< 0.2
OPEN
Pad 3
APC-75
APC-77
APC-79
Fluidized Breccia
0
200
Meters

	Strike	Width	Vertical
New	560m	395m	915m
Prior	520m	395m	915m

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS and ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.